1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO HONG KONG LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Julie M. Allen
Member of the Firm

Direct Dial 212.969.3155
jallen@proskauer.com

October 2, 2009

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	The Dress Barn, Inc.
Form S-4
Filed August 11, 2009
File No. 333-161267

Dear Mr. Reynolds:

          Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-161267) (“Form S-4”) of The Dress Barn, Inc. (“Dress Barn” or the “Company”), in your letter dated September 4, 2009 (the “Comment Letter”).

          We are writing to respond, on behalf of the Company, to the comments contained in the Comment Letter and to indicate the changes that are being made in Amendment No. 1 to Form S-4 (the “Amendment”) that will be filed with the Commission on today’s date.

          For your convenience, your comments are set forth in this letter, followed by the Company’s responses. References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

John Reynolds, Esq.	October 2, 2009
United States Securities and	Page 2 of 13
Exchange Commission

Summary, page 1

1.

With a view to disclosure, please advise us whether Limited Brands’ consent to the change of control of Tween Brands is expected to occur prior to the effectiveness of this registration statement. Also advise us of the consequences of a failure to received Limited Brands’ consent and how that may affect the combined company going forward.

We anticipate that Limited Brands’ consent to the change of control of Tween Brands will be obtained prior to the effectiveness of the Form S-4. To the extent such consent has not been obtained prior thereto, we will provide appropriate disclosure in an amendment to the Form S-4 filed prior to its effectiveness.

Solicitation of Proxies, page 39

2.

We note that Tween Brands may supplement the solicitation of proxies by mail, by solicitation by telephone and “other means of communication.” Please revise to clarify the nature of the “other means.” Also please confirm your understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

The “other means of communication” by which Tween Brands may supplement the solicitation of proxies include the mailing of additional proxy materials, electronic mail and postings on the Internet. We have revised the disclosure on pages 6 and 39 to expressly clarify the nature of these “other means.” We also confirm our understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under cover of Schedule 14A.

The Merger, page 41

Background of the Merger, page 41

3.	Please revise page 41 to provide a more detailed description of the “recent acquisition proposals in the retail industry” discussed by Mr. Jaffe and Ms. Eveillard on October 12, 2008.

We have revised the disclosure on page 41 to specifically describe the recent acquisition proposal discussed by Mr. Jaffe and Ms. Eveillard on October 21, 2008.

4.	On Page 59, you disclosed you paid Peter J. Solomon Company $650,000 in connection with its assistance in amending the credit facility. However, on page

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42 it appears that PJSC was hired for assistance with the credit facility and “related strategic matters” in November 2008. Please revise to clarify the “related strategic matters” and whether PJSC was compensated for this work under the $3 million fee arrangement described on page 58, the $650,000 fee arrangement, or otherwise.

We have revised the disclosure on page 42 to clarify that the “related strategic matters” for which Peter J. Solomon Company (“PJSC”) was hired to assist Tween Brands included a possible equity investment by a third-party financing source or other third-party acquisition, merger or similar transaction. In addition, we have revised the disclosure on page 42 to clarify that PJSC is being compensated for its services related to the “related strategic matters” under the $3 million fee arrangement described on pages 60 and 61.

5.

Please revise the last paragraph on page 42 to further clarify the reasons for the board’s belief that it would not be in the best interests of Tween Brands and its stockholders to seek a minority investment. It is unclear what factors regarding its stock price, cash position, and amended credit agreement were relevant and how those factors affected the decision to not pursue a minority investment.

We have revised the disclosure on page 43 to further clarify the reasons for the belief of the board of directors of Tween Brands that it would not be in the best interests of Tween Brands and its stockholders to seek a minority investment.

6.

Please provide more detail on the substance of the discussions or information conveyed in various meetings. For example, please clarify the “non-public information” shared by the parties on March 19, 2009, the “various financial analyses” provided to Tween Brands by Solomon on June 3, 2009, and “financial and business diligence matters” discussed on June 16, 17, 18 and 24, 2009. As another non-exclusive example, you reference in the last paragraph on page 42 “the terms then under discussion” but you do not identify or explain what material terms were under discussion or how those had changed, if at all, since the previous discussion.

We have revised the disclosures on pages 42, 43, 45 and 46 to provide more detail concerning the substance of the discussions and information exchanged between the various parties. We have also revised the disclosure on page 43 relating to the “terms under discussion” between Tween Brands and potential equity investors to explain that the only term then under discussion was the actual amount of the potential equity investment.

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United States Securities and	Page 4 of 13
Exchange Commission

7.	Similarly, please revise to identify the “open matters relating to the merger agreement” and “open points for negotiation” that were discussed on June 19 and 22, 2009.

We have revised our disclosure on page 46 to identify both the “open matters relating to the merger agreement” that were discussed at the June 19, 2009 special meeting of the board of directors of Dress Barn and the “open points for negotiation” that were discussed at the June 22, 2009 special meeting of the board of directors of Tween Brands.

8.	Please briefly describe the “potential synergies” referenced on page 43. Similarly revise to clarify the synergies referenced in the last paragraph on page 57.

We have revised our disclosure on page 43 to describe the “potential synergies” discussed by representatives of Tween Brands and Dress Barn. We have also revised the disclosure on page 59 to clarify the synergies that are referenced on that page.

9.

With a view to disclosure, advise us if the upper end of the per share price range communicated to Tween Brands by Party A corresponds to a significantly larger value for the company compared to the .47 conversion formula.

Whether $8.25 per share in cash corresponds to a significantly larger value for Tween Brands compared to the 0.47 conversion formula is dependent on an assessment of the value of the 0.47 conversion formula. If the board of directors of Tween Brands had actually received a credible offer at this price, it would have, with the assistance of management and its financial advisors, considered how such a cash offer would compare to the potential value of the share of the combined companies implied by the 0.47 exchange ratio. However, as described on pages 45 and 46, the board of directors of Tween Brands believed Party A was unlikely to resolve its financial contingencies in order for it to be able to submit an actual acquisition proposal to the board of directors of Tween Brands that reflected the $7.75 to $8.25 per share price range communicated by Party A to PJSC and Mr. Rayden on June 3, 2009 or any other price range, notwithstanding PJSC’s repeated requests to Party A to do so.

Recommendations of the Board of Directors of Tween Brands; Tween Brands’ and Reasons for the Merger, page 47

10.

Please disclose the extent to which Party A’s earlier indication that a cash offer of $7.75 to $8.25 per share was forthcoming factored into the Tween Brands’ board’s consideration of Dress Barn’s .47 fixed exchange ratio (approximately valued at $6.22 per share on June 24, 2009) and the merger agreement.

We have added disclosure on page 48 to indicate that Party A’s failure to submit an acquisition proposal to reflect the cash offer of $7.75 to $8.25 as had been referenced by Party A in its informal communication to Tween Brands on June 3, 2009, and the board

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Exchange Commission

of directors of Tween Brands’ belief that Party A was unlikely to resolve the financing contingencies needed to submit such a proposal, was considered by the board of directors of Tween Brands in reaching its decision to approve the merger agreement and to recommend that Tween Brands stockholders vote in favor of adoption of the merger agreement.

11.

We note the reference on page 41 to Tween Brands’ strategy of converting to a one store brand. To the extent material, please disclose the role Tween Brands’ implementation of its strategy played in its decision to recommend the merger with Dress Barn. Similarly, please address Tween Brands’ renewal of its licensing agreement with Limited Brands and the change of control provisions that would apply upon the effectiveness of the merger.

We have revised our disclosure on page 48 to describe the role Tween Brands’ decision to convert all U.S. stores to the Justice brand name played in the decision of the board of directors of Tween Brands to approve the merger agreement and to recommend that Tween Brands stockholders vote in favor of the adoption of the merger agreement.

With respect to the Staff’s comment regarding the renewal of the licensing agreement with Limited Brands and the change of control provisions in the licensing agreement, given that Tween Brands was actively converting its Limited Too stores to Justice and seriously considering the phase-out of the use of the Limited Too brand, neither the renewal of Tween Brands’ licensing agreement with Limited Brands nor the change of control provisions in the licensing agreement was material to the decision of the board of directors of Tween Brands’ to approve the merger agreement and to recommend that Tween Brands stockholders vote in favor of the adoption of the merger agreement.

12.	Similarly, please revise to clarify the impact Tween Brands’ efforts to renegotiate its credit agreement had on the board’s decision.

As disclosed on page 42, Tween Brands entered into an amendment to its credit agreement on February 23, 2009 that eased the original leverage and coverage ratio financial covenants applicable to Tween Brands. As further disclosed on page 48, the operating limitations imposed by the Tween Brands Credit Agreement as amended were a factor the board of directors considered in its decision to approve the merger agreement and to recommend that Tween Brands stockholders vote in favor of the adoption of the merger agreement. Tween Brands had not, subsequent to the February 23, 2009 amendment to its credit agreement, sought to further amend the credit agreement and the earlier negotiations leading to the February 23 amendment did not impact the board’s decision to approve the merger agreement.

13.

We note the references to analyses and presentations to the board of directors, including the “preliminary analysis for the board of directors” on page 44 and “an updated analysis of the Dress Barn offer, revised to reflect a 0.47 fixed

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United States Securities and	Page 6 of 13
Exchange Commission

exchange ratio” on page 45. Information about any reports, opinions or appraisals that are materially related to the merger and referred to in the registration statement is required to be disclosed in the registration statement and filed as an exhibit. Items 4(b) and 21(c) of Form S-4. Please consider the need to provide additional disclosures about any such report, opinion or appraisal and provide us a copy for our review.

In response to the Staff’s comment, it is our view that the preliminary analysis provided by PJSC to the board of directors of Tween Brands on June 3, 2009 and the updated analysis provided by PJSC to the board of directors of Tween Brands on June 5, 2009 do not constitute a “report, opinion or appraisal materially related to the transaction” within the meaning of Item 4(b) of Form S-4. These materials reflected preliminary information regarding the proposed transaction that was refined over time and superseded by the final analysis presented by PJSC to Tween Brands board of directors on June 24, 2009 in connection with rendering its fairness opinion. Accordingly, additional detailed disclosure concerning such presentations could be misleading and create confusion for stockholders by suggesting that approval of the proposed transaction by Tween Brands board of directors was based on something other than the complete, final form of PJSC’s fairness presentation.

Notwithstanding the foregoing, we advise the Staff that PJSC’s June 3, 2009 preliminary analysis and June 5, 2009 updated analysis contained substantially the same analyses regarding the proposed merger as were contained in PJSC’s final fairness presentation to Tween Brands board of directors on June 24, 2009 in connection with rendering its fairness opinion, except that the June 3, 2009 preliminary analysis reflected the 0.40 fixed exchange ratio initially proposed by Dress Barn and the June 3 and June 5, 2009 analyses reflected preliminary projected financial information that was subsequently revised in what ultimately became the Base Case included in PJSC’s final presentation following the further refinement of the projections and their underlying assumptions. Because the material terms of PJSC’s final presentation to Tween Brands board of directors are already summarized in the section entitled “The Merger – Fairness Opinion of Peter J. Solomon Company,” beginning on page 51, additional detailed summaries regarding the preliminary presentations would be unnecessarily duplicative and would not provide additional material information to assist stockholders in making an informed decision regarding the proposed merger. To clarify this fact, we have added additional disclosure on page 45 to indicate that the preliminary analyses presented by PJSC on June 3, 2009 and June 5, 2009 did not contain any material information that was not also contained in the final presentation made by PJSC to the board of directors of Tween Brands in connection with rendering its fairness opinion on June 24, 2009.

In response to the last part of the Staff’s comment, Tween Brands is supplementally providing the Staff with copies of the analyses presented by PJSC to Tween Brands board of directors on June 3, 2009, June 5, 2009, June 18, 2009 and June 24, 2009 pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the

John Reynolds, Esq.	October 2, 2009
United States Securities and	Page 7 of 13
Exchange Commission

Securities Act of 1933, as amended. In accordance with such rules, Tween Brands is requesting that these materials be returned promptly following completion of the Staff’s review.

Projected Financial Information, page 49

14.

Please revise to provide a more detailed description of the “numerous estimates and assumptions” by management that underlie the projections on page 50. Disclose the bases for and the nature of the material assumptions underlying the projections.

We have revised the disclosure on page 50 to provide a more detailed description of the numerous estimates and assumptions by Tween Brands management, including the bases for and the nature of such assumptions, which underlie the projections on page 51.

Fairness Opinion of Peter J. Solomon Company, page 50

15.	Please revise this section to summarize the “numerous assumptions made by management,” as described on page 58, used by Solomon in its fairness opinion.

We have revised our disclosure on page 60 to clarify that PJSC relied on the financial projections provided by the management of Tween Brands and the limited financial projections provided by the management of Dress Barn for the period ending January 23, 2010.

Interests of Certain Persons in the Merger, page 59

16.	Please revise to quantify the total value of the options whose vesting will be accelerated in connection with the merger.

We have revised our disclosure on page 61 to quantify the total value of the options whose vesting will be accelerated in connection with the merger.

While the proxy statement/prospectus will include the aggregate value of the outstanding and unexercised employee and nonemployee director options as of the latest practicable date before the effective time of the proxy statement/prospectus, for the Staff's information, as of September 30, 2009, the aggregate value of the outstanding and unexercised employee and nonemployee director options was $363,702 (calculated based on the difference between the per share merger consideration of $8.28 as of September 30, 2009 and the exercise price per share for each stock option).

Material U.S. Federal Tax Consequences, page 66

17.

If you intend for this tax discussion to constitute counsel’s opinion, please revise to clearly state that the discussion that follows is counsel’s opinion as to federal income tax consequences. Alternatively, please advise whether Exhibits 8.1 and 8.2 to be filed will be long form tax opinions.

We have supplemented the first paragraph under “Material U.S. Federal Income Tax Consequences” on page 68 with the following disclosure:

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United States Securities and	Page 8 of 13
Exchange Commission

“It is the opinion of Proskauer Rose LLP and O’Melveny & Myers LLP that the statements set forth in this ‘Material U.S. Federal Income Tax Consequences’ section fairly summarize in all material respects the matters described herein. The foregoing opinions of counsel are based on certain assumptions and are subject to certain limitations and qualifications, including the assumptions that the merger will be consummated as described in this proxy statement/prospectus and the merger agreement and that the factual representations contained in certain certificates to be delivered to counsel by Dress Barn and Tween Brands in connection with the foregoing opinions are true, correct and complete as of the date of the foregoing opinions and will remain true, correct and complete through the effective time of the merger. An opinion of counsel is not binding on the Internal Revenue Service or any court.”

The Merger Agreement, page 69

18.

Please remove the statement that this section is qualified in its entirety by reference to the text of the merger agreement. If any part of the description is materially incomplete or inaccurate, please revise accordingly.

We have removed the statement on page 72 that the section is qualified in its entirety by reference to the text of the merger agreement. We believe that the summary of the merger agreement included in the Form S-4 is complete and accurate in all material respects. Accordingly, we have not made additional revisions to this section.

19.

We note your disclaimer in the third full paragraph on page 70 that investors should not rely on the representations and warranties in the merger agreement as accurate, complete, or a characterization of actual facts and that “no person should rely on the representations and warranties as statements of factual information.” You also state that the representations and warranties are subject to a “contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk” among the parties “rather than establishing matters as facts.” General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances. If you retain disclaimer language, please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information.

In response to the Staff’s comment, we have revised the disclaimer language included on page 73 concerning the representations and warranties in the merger agreement to

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Exchange Commission

expressly inform investors that we are not aware of any specific material facts that contradict the representations and warranties in the merger agreement.

20.

In this regard, statements that investors should not rely on the representations and warranties appear to assert that the merger agreement filed as an exhibit is not a disclosure document and may not be relied upon. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Release No. 34-51283. Please delete such statements.

We have deleted the statements in the disclaimer language included on page 73 that investors should not rely on the representations and warranties in the merger agreement.

21.

Cautionary language should be limited to statements of fact. However, much of the disclaimer on page 70 contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

	■	Should not be viewed to provide any factual information—but you will not tell investors what factual information, if any, is the exception;

■

Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement—but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted;

	■	May apply a standard of materiality in a way different from what may be viewed as material to investors—but you will not tell investors which, if any, different way; and

	■	May have changed after the date of the merger agreement—but you will not tell investors what, if anything, has changed.

The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

We understand the Commission’s view that information included in a material agreement filed with the Commission, such as the merger agreement, still constitutes

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United States Securities and	Page 10 of 13
Exchange Commission

disclosure to investors even if it was not prepared as a disclosure document. However, we respectfully disagree with the Staff’s view that the intent and effect of the disclaimer language included on page 73 puts into question the interpretation and reliability of the merger agreement as a disclosure document. As noted in response to Comment 19, Dress Barn and Tween Brands are not aware of any specific material facts that contradict the representations and warranties in the merger agreement. However, because the confidential disclosure schedules that modify the representations and warranties were subject to a contractual standard of materiality different from the standard applicable to stockholders and were used for the purpose of allocating risk between Tween Brands and Dress Barn, there may be some facts that contradict the representations and warranties but that do not affect the material accuracy and completeness of the disclosure provided. Accordingly, we believe it is appropriate to include a disclaimer such as the one on page 73 of the Form S-4 to inform investors that the representations and warranties set forth in the merger agreement should not be read as statements of factual information regarding the companies. We believe that this disclaimer, together with the additional statement that has been added on page 73 to indicate that Dress Barn and Tween Brands are not aware of any specific material facts that contradict such representations or warranties, satisfies Dress Barn’s and Tween Brands’ disclosure responsibilities under the federal securities laws. Where a company has expressly indicated that it is not aware of material contradictory information, we believe that a requirement to specifically identify each representation and warranty that is subject to the representations and warranties disclaimer language could create confusion for stockholders and unnecessarily distract from the material disclosures that are important to stockholders in making an informed decision regarding the proposed merger.

22.

We note the disclosure on page 80 regarding the ability of the parties to “waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.” Please disclose whether it is Dress Barn’s intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger.

We have revised our disclosure on page 80 to provide that Dress Barn intends to recirculate the proxy statement/prospectus that forms a part of the Form S-4 and Tween Brands intends to resolicit stockholder approval if there is a waiver of a material condition by either party.

23.

Also, based on the lists on pages 76 and 77, it appears that receipt of either tax opinion is waivable. If the tax opinion condition is waivable, please confirm that Dress Barn will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also

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our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

We confirm that Dress Barn intends to recirculate the proxy statement/prospectus that forms a part of the Form S-4 and Tween Brands intends to resolicit stockholder approval if there is a material change in tax consequences and the condition is waived. As noted in our response to Comment 24 below, executed tax opinions of Proskauer Rose LLP and O’Melveny & Myers LLP have been filed as Exhibits 8.1 and 8.2, respectively, to the Form S-4.

Item 21, Exhibits, page II-1

24.

Please file all of your outstanding exhibits, including your tax opinions, with your next amendment, so we have sufficient time to review them before the effectiveness of your registration statement. We may have further comments after we review these documents.

In response to the Staff’s comments, we have filed all outstanding exhibits, including the tax opinions and form of proxy card, with the Amendment filed on today’s date.

25.

We note the statement on page 70 that the representations and warranties are “modified in important part by the underlying disclosure schedules which are not filed publicly.” Please revise your Exhibit 2.1, Agreement and Plan of Merger, dated June 24, 2009, to provide a list that briefly identifies the contents of all omitted schedules and exhibits, as required by Item 601(b)(2) of Regulation S-K. We may have further comment.

In response to the Staff’s comment, we have provided a list at pages A-54 and A-55 to briefly identify the contents of all schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K.

This is to acknowledge that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Exchange Commission

          We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:	David R. Jaffe (The Dress Barn, Inc.)
Michael W. Rayden (Tween Brands, Inc.)
Andor D. Terner, Esq. (O’Melveny & Myers LLP)